August 28, 2008

United States

Securities and Exchange Commission

100 F St. N.E.

Washington, D.C.  20549

Attn:

Laura Nicholson, Division of Corporation Finance

Re:

Oregon Gold, Inc.

Registration Statement on Form 10

File No. 0-53307

Dear Ms. Nicholson:

With respect to your letter of comment dated July 24, 2008 we filed a marked copy of our revised Form 10 on August 8, 2008 for your review.  According to your letter, we have addressed the following:

1.

Regarding Pacific Gold’s registration statements, please be advised that the registration statements will be withdrawn from submission;

2.

We have updated our financial statements to reflect the most recent quarter ended June 30, 2008;

3.

We have adjusted the paragraph titled “Forward Looking Statements” to omit reference to the Private Securities Litigation Reform Act of 1995; and,

4.

We have increased our disclosure about Mr. Mitchell Geisler, the Company’s President and Chief Operating Officer and Director of Pacific Gold Corp. including his compensation in that capacity from the past 3 years.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have further comments or queries please contact Mr. Mitchell Geisler at (647) 288-1508 or by fax (647) 288-1509.

Yours truly,

Per:  Jacquelyn Glazer

CFO, Pacific Gold Corp.